# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BioAtla, Inc., CIK 0001826892
CUSIP: 09077B104
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 11085 Torreyana Road, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001068238-24-000042
Filed by CIK 0001205375

## Reporting persons
- Jay M. Short: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 2,510,998; shared voting power 1,354,648; sole dispositive power 2,510,998; shared dispositive power 1,354,648; aggregate amount beneficially owned 3,865,646 (6.6% of the class)
  Comment: The number of shares beneficially owned with sole voting and sole dispositive power includes 812,988 shares issuable upon the vesting of restricted stock units and options exercisable within 60 days of December 31, 2024.
  The number of shares beneficially owned with shared voting and shared dispositive power includes 1,354,598 shares that are owned or controlled by Dr. Short's spouse, to which Dr. Short disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any.
- Himalaya Parent LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 50; sole dispositive power 0; shared dispositive power 50; aggregate amount beneficially owned 50 (0% of the class)

## Item 1. Issuer
Name of issuer: BioAtla, Inc.
Address of issuer's principal executive offices: 11085 Torreyana Road, San Diego, California 92121

## Item 2. Person Filing
Name of person filing:
(1) Jay M. Short
(2) Himalaya Parent LLC
Address of principal business office or, if none, residence:
(1) Jay M. Short
c/o BioAtla, Inc.
11085 Torreyana Road
San Diego, California 92121
(2) Himalaya Parent LLC
c/o BioAtla, Inc.
11085 Torreyana Road
San Diego, California 92121
Citizenship: (1) Jay M. Short: United States of America; (2) Himalaya Parent LLC: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(1) Jay M. Short: 3,865,646
(2) Himalaya Parent LLC: 50

(1) As of the date hereof, Dr. Short beneficially owns 3,865,646 shares of common stock of the Issuer. This amount includes:
(i) 2,252,271 shares held by Dr. Short, which includes (x) 104,250 shares of common stock that are issuable upon vesting of restricted stock units within 60 days of December 31, 2024 and (y) 708,738 shares of common stock that are issuable upon exercise of outstanding options within sixty days of December 31, 2024; (ii) 258,727 shares held by Jay Short 2020 Irrevocable Gift Trust, which Dr. Short is the trustee of and holds sole voting and dispositive power with respect to the shares; (iii) 793,547 shares held by Carolyn Anderson Short, Dr. Short's spouse, as to which Dr. Short disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any; (iv) 258,727 shares held by Carolyn Short 2020 Irrevocable Gift Trust, as to which Dr. Short disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any; (v) 302,324 shares held by Capia IP, LLC, which Carolyn Anderson Short is the managing member of and as to which Dr. Short disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any; and (vi) 50 shares held by Himalaya Parent LLC, which Dr. Short and Carolyn Anderson Short are the managers of and as to which Dr. Short and Carolyn Anderson Short disclaim beneficial ownership of except to the extent of his or her pecuniary interest therein.

Dr. Short is the Co-founder, Chairman and Chief Executive Officer of the Issuer and Ms. Anderson Short is Dr. Short's spouse.
Percent of class:
(1) Jay M. Short: 6.6%
(2) Himalaya Parent LLC: 0.0%

The above percentages are calculated in accordance with Rule 13d-3 based on 58,099,164 issued and outstanding shares of common stock of the Issuer as of December 31, 2024.
Sole power to vote or to direct the vote:
(1)Jay M. Short: 2,510,998
(2)Himalaya Parent LLC: 0
Shared power to vote or to direct the vote:
(1)Jay M. Short: 1,354,648
(2)Himalaya Parent LLC: 50
Sole power to dispose or to direct the disposition:
(1)Jay M. Short: 2,510,998
(2)Himalaya Parent LLC: 0
Shared power to dispose or to direct the disposition:
(1)Jay M. Short: 1,354,648
(2)Himalaya Parent LLC: 50

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Jay M. Short: /s/ Jay M. Short, Jay M. Short (02/07/2025)
- Himalaya Parent LLC: /s/ Jay M. Short, Manager (02/07/2025)